Exhibit 99.1

Supplementary Agreement to the Share Purchase Agreement

Party A (Seller): Sky KingWin Ltd

Party B (Purchaser): Bosera Asset Management Co., Ltd.

Whereas Party A and Party B entered into the “Share Purchase Agreement” (the “Original Agreement” hereinafter) regarding Industry Insights Consulting LTD on December 30, 2024. According to the Original Agreement, Party B was supposed to complete the payment on January 15, 2025. However, for certain reasons, Party B failed to make the payment within the agreed time. After friendly consultations between Party A and Party B, the following supplementary agreement is reached regarding the payment time:

I. Change of Payment Time

Both parties unanimously agree to change the payment time of the amount that Party B should pay in the Original Agreement from January 15, 2024 to before March 31, 2025. Party B shall ensure that all the payable amounts are fully paid into the bank account designated by Party A before 24:00 on March 31, 2025.

II. Unchanged Provisions

Except for the payment time provision explicitly changed in this Supplementary Agreement, all other provisions of the Original Agreement remain unchanged. Party A and Party B shall still perform their respective obligations and enjoy corresponding rights in accordance with the provisions of the Original Agreement.

III. Liability for Breach of Contract

If Party B fails to complete the payment before March 31, 2025 for each day of delay, Party B shall pay a penalty to Party A at a rate of 1% of the unpaid amount. If the delay exceeds 30 days, Party A has the right to terminate the Original Agreement and this Supplementary Agreement, and confiscate the earnest money paid by Party B (if any). At the same time, Party B shall bear all the losses caused to Party A, including but not limited to reasonable expenses such as legal fees, litigation fees, and travel expenses incurred by Party A in claiming its rights.

IV. Dispute Resolution

In case of any disputes arising during the performance of this Supplementary Agreement, both parties shall first resolve them through friendly consultations. If the consultations fail, either party has the right to file a lawsuit with the people’s court having jurisdiction.

V. Agreement Effectiveness

This Supplementary Agreement shall come into force as of the date of signature (or seal) by both parties. It is made in two copies, with each party holding one copy, and both copies shall have the same legal effect.

Party A:	/s/ Ruilin Xu
Sky KingWin Ltd.

Date: Jan 14, 2025

Party B:	/s/ Donghong Li

Date: Jan 14, 2025